UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended                                       Commission File Number
Petroflow Energy Ltd.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English (if applicable))
Alberta
(Province or other jurisdiction of incorporation or organization)
1311
(Primary Standard Industrial Classification Code Number (if applicable))
N/A
(I.R.S. Employer Identification Number (if applicable))
Suite 970, 717 – 7th Avenue S.W., Calgary, Alberta T2P 0Z3, Canada, Tel: (403) 539-4320

(Address and telephone number of Registrant’s principal executive offices)
Louis G. Schott, Petroflow Energy Ltd., 1335 W. Causeway Approach, Mandeville, Louisiana 70471, USA, Tel: (985) 674-6747

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares, without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

SEC2285(03-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
For annual reports, indicate by check mark the information filed with this Form:    N/A
☐   Annual information form    ☐   Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
N/A
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes   ☐   82-                       No   ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes   ☐     No   ☑

          Unless otherwise indicated or the context otherwise requires, the following terms used in this Registration Statement shall have the meanings below:
•	the term “Registrant” refers to Petroflow Energy Ltd.; and

•	the terms “we,” “us,” “our” or similar terms refer to the Registrant and its wholly-owned subsidiaries.
Cautionary Statement Regarding Forward-Looking Statements
          Certain statements contained in this Registration Statement constitute forward-looking statements within the meaning of Section 27A of the 1933 Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The use of any of the words “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct, and such forward-looking statements contained in this Registration Statement should not be unduly relied upon. These statements speak only as of the date of this Registration Statement. In particular, this Registration Statement contains forward-looking statements pertaining to the following:
•	the performance characteristics of our oil and natural gas properties;

•	oil and natural gas production levels;

•	the size of the oil and natural gas reserves;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•	treatment under governmental regulatory regimes and tax laws; and

•	capital expenditure programs.
          The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and in this memorandum:
•	volatility in market prices for oil and natural gas;

•	liabilities inherent in oil and gas operations;

•	uncertainties associated with estimating oil and natural gas reserves;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	geological, technical, drilling and processing problems;

•	fluctuations in foreign exchange or interest rates and stock market volatility;

•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and

•	other risk factors.
          Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. You are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Registration Statement are expressly qualified by this cautionary statement. We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Note Regarding Reserves Data and Other Oil and Gas Information
          National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. We have provided the reserves data and other oil and gas information included in this Registration Statement in accordance with NI 51-101. The information disclosed in this Registration Statement, as well as the information that we disclose in future SEC filings, may differ from the corresponding information prepared in accordance with U.S. disclosure requirements.
          The primary differences between the U.S. requirements and the NI 51-101 requirements are that (1) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (2) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made), whereas NI 51-101 requires disclosure of proved reserves and the related future net revenue estimated using constant prices and costs as at the effective date of the estimation, and of proved and probable reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserve quantities based on constant prices should not be material. We concur with this assessment.
Differences in United States and Canada Reporting Practices
          The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.
          Under a multijurisdictional disclosure system adopted by the United States, the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and U.S. GAAP pertaining to the Registrant are described in Note 20 to the Registrant’s amended and restated audited consolidated financial statements for the years ended December 31, 2007 and 2006, attached hereto as Exhibit 99.47.
DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
          In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 to 99.68, inclusive, as set forth in the Exhibit Index attached hereto.
          In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.47, the amended and restated audited consolidated financial statements of the Registrant for the years ended December 31, 2006 and 2007, which includes a reconciliation of the Registrant’s amended and restated audited consolidated financial statements for the years ended December 31, 2006 and 2007 to U.S. GAAP, set forth in Note 20 thereto.
          In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.67 to 99.68, inclusive, as set forth in the Exhibit Index attached hereto.
Description of Securities Registered
          The Company is authorized to issue an unlimited number of common shares, without par value (the “Common Shares”). As of May 26, 2008, 29,374,144 Common Shares were issued and outstanding.
          The Common Shares are entitled to receive dividends and to receive distribution of any remaining property and assets of the Company upon the Company’s liquidation, dissolution or winding–up. The holders of Common Shares are entitled to receive notice of, to attend and to vote at all meetings with each Common Share being entitled to 1 vote. For further information on the Registrant’s capital structure, see the section entitled “Description of Capital Structure” on pages 32-33 of the Annual Information Form of the Registrant for the year ended December 31, 2007, filed as Exhibit 99.60, as set forth in the Exhibit Index attached hereto.
Off-Balance Sheet Arrangements
          We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations, Contingent Liabilities and Commitments as of December 31, 2007

				more than
Contractual Obligations	less 1 year	1 - 3 years	3-5 years	5 years	Total
	$CDN	$CDN	$CDN	$CDN	$CDN
Long-Term Debt Obligations(1)			52,957,826		52,957,826

Capital (Finance) Lease Obligations(2)	3,498,531	6,835,011			10,333,542

Operating Lease Obligations(3)	214,500	360,428			574,928

Purchase Obligations(4)	17,705,609	16,117,547			33,823,156

Other Long-Term Liabilities(5)	210,123	122,192		861,488	1,193,803

Total contractual obligations	21,628,763	23,435,178	52,957,826	861,488	98,883,255

(1)	The Company’s long term debt obligation consists of a revolving credit facility with a U.S. based bank. The facility is dependent upon continued yearly reserve additions, with current availability as of December 31, 2007 of U.S. $53,500,000 made up of a primary “A” facility of $47,500,000 bearing interest at LIBOR plus 2.5% and a “B” Facility of $6,000,000 with an interest rate of LIBOR plus 4.0%. At year end the facility had a maturity date of August 25, 2008. Subsequent to year end, the Company negotiated a new facility with a maturity date of January 1, 2012, relating to the primary “A” facility and January 1, 2010 relating to the “B” facility. Consequently the bank loan has been classified as a long term liability. As at December 31, 2007 a total of $52,957,826 (U.S. $53,422,603) was drawn on this facility. (See Note 7 to the amended and restated audited consolidated financial statements for the years ended December 31, 2007 and 2006 for additional information.)

At present no repayments are due under the facility until maturity. The facility is subject to a semi-annual review and the Company must meet certain debt covenants on a quarterly basis. If the Company fails to meet any of its debt covenants, amounts due under the facility may be declared by the bank to be immediately due and payable. Significant covenants are as follows:
a)	The Company must maintain a ratio of current assets to current liabilities equal to or greater than 1:1 with current assets to include any unused availability on the facility.

b)	The Company must maintain a Funded Debt to earnings before interest, taxes, depreciation, and amortization (EBITDA) Ratio meeting the following guidelines. For the quarter ending (i) March 31,2008, permit the ratio of Funded Debt to EBITDA for that preceding quarter to be greater than 5.00:1.00; (ii) June 30, 2008, permit the ratio of Funded Debt to EBITDA for that preceding quarter to be greater than 4.75:1.00; (iii) September 30, 2008, permit the ratio of Funded Debt to EBITDA for that preceding quarter to be greater than 4.50:1.00; (iv) December 31, 2008, permit the ratio of Funded Debt to EBITDA for that preceding quarter to be greater than 4.25:1.00; and (v) March 31, 2009 and each quarter thereafter, permit the ratio of Funded Debt to EBITDA for the preceding respective quarters to be greater than 4:00 to 1:00. For the purpose of calculating the foregoing ratio for (i) each quarter in the calendar year 2008, EBITDA will be annualized by multiplying the EBITDA for that period by 4 and (ii) the quarter ending March 31, 2009 and each quarter thereafter, EBITDA calculated on a trailing four-quarter basis.

c)	The Company must not permit the ratio of EBITDA to Interest Expense for the quarter ending (i) March 31, 2008 for that preceding quarter to be less than 2.50:1.00 (ii) June 30, 2008 for that preceding quarter to be less than 2.75:1.00 and (iii) on the last day of each quarter thereafter for the immediately preceding quarter to be less than 3.00:1.00.
(2)	As part of its Oklahoma farm-in agreement, the Company will pay a capital recovery fee for infrastructure and salt water disposal facilities (the “facilities”) over a three year period. This fee is based on the cost of the facilities. Under Canadian GAAP, the costs attributable to the facilities meet the capital lease criteria and, accordingly, have been capitalized. A summary of the obligations under the capital lease is as follows:

2008	$4,567,302
2009	4,567,302
2010	3,042,618

Total minimum lease payment	12,177,221
Less amount representing annual interest at 12.0%	(1,843,679)

10,333,542
Less current portion	(3,498,531)

$6,835,011

(3)	The Company’s operating lease obligations mainly consist of office rental agreements over various terms with third parties. Annual commitments are as follows:

2008	$214,500
2009	218,239
2010	142,189

$574,928

(4)	The Company’s purchase obligations consist of the following:

In August 2006, the Company signed two drilling contracts whereby, effective at the end of July 2006, two rigs will be available to the Company for its drilling program in Oklahoma. One rig has been contracted out at a cost of U.S. $17,000 per day for 730 days, or two years and will subsequently be contracted out on a month to month basis for an additional 12 months. The other drilling rig is contracted at U.S. $17,000 per day for 1,096 days, or three years.

In April 2007, the Company signed a third drilling rig contract with the same service provider for a newer rig to be available in June of 2007 at a rate of U.S. $22,000 per day for three years. The Company has the option under this third contract to, with 45 days written notice, switch one of the older rigs available under the August 2006 contracts for this newer rig should the Company not need a third rig.

(5)	Other long term liabilities consist of risk management liabilities and asset retirement obligations. The risk management liabilities represent financial contracts (derivatives) entered into by the Company to mitigate the risk of commodity price fluctuations. Following is a summary of those contracts outstanding at December 31, 2007.

Crude Oil	Volume per
Period	day (bbls)	Call Price	Put Price

January 1, 2008 - March 31, 2009	75	$72.80	$65.00
January 1, 2008 - December 31, 2008	75	$107.50	$75.00
January 1, 2009 - December 31, 2009	75	$100.50	$75.00

Natural Gas	Volume per
Period	day (mmbtu)	Call Price	Put Price

January 1, 2008 - March 31, 2008	350	$10.90	$7.25
January 1, 2008 - March 31, 2008	350	None	$7.25
January 1, 2008 - March 31, 2008	1,750	$12.10	$7.50
January 1, 2008 - March 31, 2008	2,000	$9.50	$8.00
April 1, 2008 - September 30, 2008	350	$9.50	$6.00
April 1, 2008 - September 30, 2008	350	None	$6.00
April 1, 2008 - October 31, 2008	1,750	$9.70	$6.50
April 1, 2008 - October 31, 2008	2,000	$10.20	$7.00
November 1, 2008 - March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 - March 31, 2009	2,000	$11.20	$8.00
April 1, 2009 - September 30, 2009	2,000	$10.08	$7.00
October 1, 2009 - December 31, 2009	2,000	$10.80	$7.50
The Company will also participate in the following contracts for the year ended December 31, 2008:
Approximately 775 mmbtu per day at a swap price of $7.00
Approximately 650 mmbtu per day at a swap price of $7.07
The estimated fair value of all of the above contracts at December 31, 2007 is a liability of $332,315 with $210,123 due within the next year and $122,192 due thereafter.
The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites and processing facilities, all of which have estimated costs to abandon and reclaim that will be incurred in the future. As at December 31, 2007, the Company estimated that undiscounted cash flows of $4,046,077 (2006 - $2,929,936) are required to settle its asset retirement obligations which are expected to be incurred between 2008 and 2048. An inflation rate of 2% and a credit-adjusted risk-free rate of 8% were used to calculate the fair value of the asset retirement obligations as at December 31, 2007. Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.
The Company’s asset retirement obligation changed as follows:

	December 31,	December 31,
	2007	2006

Beginning of Period	$1,199,142	$824,279
Increase in liabilities	51,853	299,231
Adjustment for revision of estimated life	(465,444)	—
Accretion expense	75,937	75,632

Balance, end of period	$861,488	$1,199,142

Currency Disclosure
          All currency amounts in this registration statement are stated in Canadian dollars unless otherwise indicated. On June 9, 2008, the Federal Reserve Bank of New York noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.0223 or Cdn$1.00 = U.S. $0.9782.
UNDERTAKINGS
          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
          The Registrant filed a Form F-X on June 10, 2008, concurrent with the original filing of this Registration Statement on Form 40-F.

EXHIBIT INDEX
          The following exhibits have been filed as part of this Registration Statement.
Press Releases of the Registrant

Exhibit No.	Date of Document	Title of Document

99.1	February 1, 2007	News Release
99.2	February 1, 2007	News Release
99.3	February 26, 2007	News Release
99.4	February 28, 2007	News Release
99.5	April 2, 2007	News Release
99.6	April 23, 2007	News Release
99.7	April 23, 2007	News Release
99.8	May 2, 2007	News Release
99.9	May 10, 2007	News Release
99.10	June 14, 2007	News Release
99.11	July 3, 2007	News Release
99.12	July 12, 2007	News Release
99.13	July 23, 2007	News Release
99.14	September 13, 2007	News Release
99.15	September 18, 2007	News Release
99.16	November 21, 2007	News Release
99.17	November 26, 2007	Press Release
99.18	November 26, 2007	Press Release
99.19	November 26, 2007	Press Release
99.20	November 30, 2007	News Release
99.21	December 14, 2007	News Release
99.22	January 14, 2008	News Release
99.23	February 5, 2008	News Release
99.24	March 10, 2008	News Release
99.25	March 26, 2008	News Release
99.26	April 14, 2008	News Release
99.27	April 24, 2008	News Release
99.28	April 25, 2008	News Release
99.29	April 30, 2008	News Release
99.30	May 9, 2008	News Release
99.31	May 15, 2008	News Release
99.32	May 21, 2008	News Release
99.33	May 28, 2008	News Release
99.34	May 28, 2008	News Release
99.35	June 5, 2008	News Release
Material Change Reports of the Registrant

Exhibit No.	Date of Document	Title of Document

99.36	March 2, 2007	Material Change Report
99.37	July 24, 2007	Material Change Report
99.38	March 27, 2008	Material Change Report
99.39	April 21, 2008	Material Change Report
99.40	April 25, 2008	Material Change Report

Annual and Interim Financial Statements, Management’s Discussion and Analysis and Certifications

Exhibit No.	Date of Document	Title of Document

99.41	May 28, 2008	Form 52-109F1 – Certification of Annual Filings – CEO
99.42	May 28, 2008	Form 52-109F1 – Certification of Annual Filings – CFO
99.43	May 30, 2008	Interim Unaudited Financial Statements for the quarter ended March 31, 2008
99.44	May 30, 2008	Management’s Discussion and Analysis for the quarter ended March 31, 2008
99.45	May 30, 2008	Form 52-109 F2 Certification of Interim Filings - CEO
99.46	May 30, 2008	Form 52-109 F2 Certification of Interim Filings - CFO
99.47	June 9, 2008	Amended and Restated Audited Consolidated Financial Statements for the years ended December 31, 2007 and 2006 (with US GAAP reconciliation)
99.48	June 9, 2008	Restated Management’s Discussion and Analysis for the year ended December 31, 2007
Notices of Meeting and Management Information Circulars of the Registrant

Exhibit No.	Date of Document	Title of Document

99.49	March 29, 2007	Notice of the Meeting and Record Date
99.50	April 4, 2007	Notice of the Meeting and Record Date
99.51	May 7, 2007	Notice of Meeting
99.52	May 7, 2007	Management Information Circular
99.53	May 10, 2007	Form of Proxy
99.54	May 16, 2007	Certificate re: Dissemination to Shareholders
99.55	April 4, 2008	Notice of the Meeting and Record Date
99.56	April 30, 2008	Management Information Circular
99.57	April 30, 2008	Notice of Meeting
99.58	May 1, 2008	Form of Proxy

Other Filings

Exhibit No.	Date of Document	Title of Document

99.59	Undated (Filed on April 26, 2007)	ON Form 13-502F1 (Class 1 Reporting Issuers –Participation Fee)
99.60	April 30, 2007	Annual Information Form
99.61	May 11, 2007	NI 44-101 Notice of Intent to Qualify
99.62 99.63 99.64 99.65	Undated (Filed on November 26, 2007) Undated (Filed on November 26, 2007) Undated (Filed on November 26, 2007) April 28, 2008	Early Warning Report Early Warning Report Early Warning Report Annual Information Form
99.66	Undated (Filed on April 18, 2008)	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)
CONSENTS

Document No.	Date of Document	Title of Document

99.67	June 10, 2008	Consent of Independent Auditors
99.68	May 28, 2008	Consent of Independent Reserve Engineers

SIGNATURES
          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement on Form 40-F, to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROFLOW ENERGY LTD.
Registrant

By: Name: Title:	/s/ John A. Melton John A. Melton President and Chief Executive Officer
Date: June 10, 2008